January 10, 2005

Via Facsimile (212) 455-2502 and U.S. Mail

Andreas Pohlmann
Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

	Re:	Celanese Corporation
      Form S-1, amendment number 2, filed January 3, 2005
      File No. 333-120187

Dear Mr. Pohlmann:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - page 1

1. We note your disclosure concerning internal controls on pages
20
and 21. If material, please revise your summary to briefly disclose these risks in the forepart of your summary discussion.

Recent Developments - page 4

2. Clarify that the $40 million of severance liabilities relates to the acquisition of Celanese AG.

3. Expand your disclosures to quantify the revenues of COC for each period presented as well as the total assets and liabilities of COC as of September 30, 2004. Provide similar financial information for your interest in Pemeas GmbH. Address for us why theses probable dispositions are not reflected in your pro forma financial statements in accordance with Rule 11-01(a)(4) and Rule 11-01(b)(2) of Regulation S-X. Provide us with the computations you prepared under
Rule 1-02(w) of Regulation S-X.

4. Expand your recent development section to discuss the stock incentive plan you adopted in December 2004. Specifically discuss the fact that you expect to issue 1,437,909 shares of your Series A common stock at $9.00 a share and will record a one-time pre-tax non-cash charge of $16 million.

5. As indicated on page 181 of your filing, we note that prior to the consummation of the offering you intend to adopt a deferred compensation plan for named executive officers as well as certain other key employees. This fact should be discussed, including a discussion of the $243 maximum amount payable under the deferred compensation plan and the $29 million which vested in 2004. In this regard, clarify for us how $29 million vested in 2004 if the plan has yet to be adopted.

6. On page 182 of your filing, you discuss bonuses of $2 million and retention bonuses of approximately $12.8 million. A discussion of these bonuses should be discussed in your recent development`s section.

The Offering - page 6

7. Under Use of Proceeds, quantify the percentage of the proceeds to go to Blackstone or affiliates and add a risk factor that a significant amount of the proceeds will go to insiders.

Risk Factors - page 16

Our internal controls over financial reporting . . . page 20

8. Revise to indicate that your internal controls over financial reporting may not be "effective" and your independent auditors may not be able to certify as to their "effectiveness".

9. You indicate that you have "identified areas of internal controls requiring improvement" (identified areas). Revise your disclosure to clarify whether these identified areas are material weaknesses or significant deficiencies. If these identified areas are significant deficiencies, clarify whether in the aggregate they rise to the level of a material weakness.

10. Provide specific details regarding the nature of each identified area. Your disclosures should indicate when you identified the area of internal control requiring improvement, by whom it was identified and when the identified area first began.

11. Disclose the specific steps that you have taken, if any, to remediate the identified area and disclose when whether you believe that the identified area still exists as of September 30, 2004.

12. Tell us whether you received any letters from your independent accountant concerning the matters disclosed here and in the next risk factor.

We identified significant deficiencies in our internal controls. .
..
page 20

13. Expand your disclosures to indicate when in 2004 you identified the significant deficiencies, by whom they were identified and when the significant deficiencies first began.

14. In detail, supplementally describe the amounts involved for each significant deficiency for each period presented in this filing. Also, tell us in what period the significant deficiency occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the significant deficiency; and if not, why not. Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event. We may have further comment based on your response.

15. Clarify whether in the aggregate these significant deficiencies rise to the level of a material weakness.

16. Disclose whether you believe that the significant deficiencies still exist as of September 30, 2004.

17. Expand the third sentence in the third paragraph to state
"...our
ability to record, process, summarize and report financial information within the time periods specified in the rules and forms of the SEC."

18. Define significant deficiency, and if necessary, material weakness.

19. We note your use of the term "sufficient" rather than "effective" when you refer to the adequacy of your internal controls. Please revise to explain what you mean by "sufficient." Do you mean
"effective" or something else?

20. If material, please identify the "certain employee contract terms" that were not reported timely. Please also note that your use of "certain" indicates a level of awareness that potential investors unfamiliar with your company likely will not have.

Unaudited Pro Forma Financial Information - page 58
Predecessor Earnings per Share

21. We note that you do not present historical earnings per share for
your Predecessor within your Summary Financial Information.  We also
note that you indicate in footnote (4) to your Selected Historical Financial Data on page 73 that net earnings per share is not applicable for the historical Predecessor periods as there were no shares outstanding during those periods. You make a similar representation in Note 16 to your unaudited consolidated financial statements on page F-110. However, as indicated in the audited financials statements for Celanese AG, your predecessor did have
shares outstanding.   You should therefore present earnings per
share
information using the historical capital structure of Celanese for
each Predecessor period you present.   Please make these revisions
throughout your filing.

Pro Forma Financial Information

22. Revise your headnote to your pro forma financial information to clarify that the items referred to in the Recent Developments section have not been reflected in your pro forma financial statements.

Pro Forma Balance Sheet - Note (g)

23. We note that you have now reflected the issuance of $200 million of your Convertible Perpetual Preferred Stock. Confirm to us that the conversion rate (which has yet to be disclosed in your filling) will not result in the recognition of a beneficial conversion feature as contemplated by EITF 00-27. Otherwise, revise to your pro forma financial information accordingly.

Pro Forma Statements of Operations

24. Please provide the historical earnings per share for the Predecessor and Successor.

Pro Forma Earnings per Share -- Note (i) to the Unaudited Pro
Forma
Statement of Operations

25. We note that you have combined the total Series A and Series B weighted average common shares outstanding for your computation of earnings per share. However, based on your dividend policy set forth on page 52 of the filing, tell us why you have not presented your earnings per share under the two class method in accordance with paragraph 60 of SFAS 128. In this regard, we note that in addition to the $952 million dividend to the Series B common stock holders, you will also have a second and third dividend for your Series B shareholders related to the underwriter`s over-allotment option. The application of the two class method would appear to appropriately highlight the differing dividends associated with the Series B common stock.

Senior Credit Facilities - page 116

26. If available, please disclose the names of the parties in the syndicate, as mentioned in the first full paragraph on page 117.

Description of the Preferred Stock - page A-12

27. Please delete the statement in the second paragraph of this section that qualifies this discussion by reference to the certificate of designations. This qualification is broader than what is permitted by Rule 411(a) of Regulation C.

Book-Entry, Delivery and Form - page A-26

28. Delete the statement that you do not take responsibility for the accuracy of this disclosure.

Legal Opinion - Exhibit 5.1

29. Please have counsel revise its legal opinion to include the shares of common stock into which the convertible perpetual preferred stock may be converted. Please also have counsel cover the preferred stock purchase rights and opine that these are the binding obligations of the company.

30. Please have counsel revise to delete the qualifications (1) and
(2) in the fourth paragraph.

Celanese AG Form 20-F for the year ended December 31, 2003
Item 15.  Controls and Procedures

31. Please amend your Form 20-F to disclose the conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.

32. In light of the significant deficiencies disclosed in the Form
S-
1 for Celanese Corporation, tell us how you were able to conclude under Item 15 of Celanese AG`s Form 20-F for the year ended
December
31, 2003 that Celanese AG`s disclosure controls and procedures were effective.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please direct questions regarding accounting comments to Marie
Trimeloni at (202) 942-1860, or in her absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.

      Sincerely,



      Pamela A. Long
      Assistant Director

cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

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Andreas Pohlmann
Celanese Corporation
January 10, 2005
Page 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE